MDB Capital Group, LLC
401 Wilshire Boulevard, Suite 1020
Santa Monica, CA 90401

June 8, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          ZBB Energy Corporation
Registration Statement on Form S-1
File No. 333-179541

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, MDB Capital Group, LLC, as underwriter of the proposed public offering of shares of Common Stock of ZBB Energy Corporation, distributed copies of the Preliminary Prospectus dated May 8, 2012 as follows:

(1)	100 copies to institutions;

(2)	60 copies to FINRA members; and

(3)	40 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated May 8, 2012 are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

 We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

MDB CAPITAL GROUP, LLC

By: /s/ Gary Schuman
Gary Schuman
CFO & CCO